                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 1997

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

         FOR THE TRANSITION PERIOD FROM ____________ TO _______________

                          COMMISSION FILE NUMBER 1-9148

           THE SAVINGS-INVESTMENT PLAN OF THE PITTSTON COMPANY AND ITS
                                  SUBSIDIARIES
                            (FULL TITLE OF THE PLAN)

                              THE PITTSTON COMPANY
          (NAME OF THE ISSUER OF SECURITIES HELD PURSUANT TO THE PLAN)

                    P.O. BOX 4229,
              1000 VIRGINIA CENTER PKWY.,
                 GLEN ALLEN, VIRGINIA             23058-4229
            (ADDRESS OF ISSUER'S PRINCIPAL        (ZIP CODE)
                  EXECUTIVE OFFICES)

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                       Financial Statements and Schedules

                           December 31, 1997 and 1996

                   (With Independent Auditors' Report Thereon)

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                   Index to Financial Statements and Schedules

                           December 31, 1997 and 1996

Independent Auditors' Report

Statement of Assets Available for Plan Benefits, with Fund Information as of December 31, 1997

Statement of Assets Available for Plan Benefits, with Fund Information as of December 31, 1996

Statement of Changes in Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1997

Statement of Changes in Assets Available for Plan Benefits, with Fund Information for the Year Ended December 31, 1996

Notes to Financial Statements

                                                             Schedules
                                                             ---------
Schedule of Assets Held for Investment Purposes
  as of December 31, 1997                                        1

Schedule of Reportable Transactions
  for the Year Ended December 31, 1997                           2


Other schedules not filed herewith are omitted because of the absence of conditions under which they are required.

                         INDEPENDENT AUDITORS' REPORT

The Compensation and Benefits Committee of
  the Board of Directors
The Pittston Company:

We have audited the accompanying statements of assets available for plan benefits, with fund information of the Savings-Investment Plan of The Pittston Company and its Subsidiaries as of December 31, 1997 and 1996, and the related statements of changes in assets available for plan benefits, with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Savings-Investment Plan of The Pittston Company and its Subsidiaries as of December 31, 1997 and 1996, and the changes in assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules 1 and 2 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of assets available for plan benefits, with fund information and the statements of changes in assets available for plan benefits, with fund information is presented for purposes of additional analysis rather than to present the assets available for plan benefits and changes in assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ KPMG Peat Marwick LLP

KPMG Peat Marwick LLP
Richmond, Virginia
May 28, 1998

                            SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
     Statement of Assets Available for Plan Benefits, with Fund Information
                               December 31, 1997
                                 (In thousands)


                                   ----------------------------------------Participant Directed-------------------------------------
                                                                            Stable Spectrum  Equity  Equity International  Small-Cap
                                      Brink's    BAX  Minerals Participant   Value   Income  Income   Index         Stock      Value
                                        Stock  Stock     Stock       Notes    Fund     Fund    Fund    Fund          Fund       Fund
------------------------------------------------------------------------------------------------------------------------------------
Assets
Assets held by trustee:
     Investments:
       Common stocks                   $5,662  1,866       300           -       -        -       -       -             -          -
       Mutual funds                         -      -         -           -  51,971      538   3,955  13,276         2,863      2,143
       Participant notes receivable         -      -         -      13,580       -        -       -       -             -          -
------------------------------------------------------------------------------------------------------------------------------------
                                        5,662  1,866       300      13,580  51,971      538   3,955  13,276         2,863      2,143

     Cash                                   -      -         -           -       -        -       -       7             -          -

Receivables:
     Participant contributions             32      6        11           -     358       13      63     137            47         35
     Employer contributions                 -      -         -           -       -        -       -       -             -          -
     Interest                               -      -         -          86       -        -       -       -             -          -
------------------------------------------------------------------------------------------------------------------------------------
                                           32      6        11          86     358       13      63     137            47         35
------------------------------------------------------------------------------------------------------------------------------------
Total                                   5,694  1,872       311      13,666  52,329      551   4,018  13,420         2,910      2,178

Assets available for plan
     benefits (includes $1,707 for
     benefits payable to participants
     at December 31, 1997)             $5,694  1,872       311      13,666  52,329      551   4,018  13,420         2,910      2,178
                                      ==============================================================================================

                                 -----------------Participant Directed-------------------Non-Participant Directed-
                                                          Personal  Personal  Personal
                                   New America       New  Strategy  Strategy  Strategy
                                        Growth  Horizons    Income  Balanced    Growth  Brink's      BAX  Minerals
                                          Fund      Fund      Fund      Fund      Fund    Stock    Stock     Stock    Total
---------------------------------------------------------------------------------------------------------------------------
Assets
Assets held by trustee:
     Investments:
       Common stocks                         -         -         -         -         -   60,810   22,072     3,893   94,603
       Mutual funds                     23,400     3,505       947    17,700     1,819        -        -         -  122,117
       Participant notes receivable          -         -         -         -         -        -        -         -   13,580
                                     --------------------------------------------------------------------------------------
                                        23,400     3,505       947    17,700     1,819   60,810   22,072     3,893  230,300

     Cash                                    -         -         -         -         -        -        -         -        7

Receivables:
     Participant contributions             229        67        18       148        51        -        -         -    1,215
     Employer contributions                  -         -         -         -         -      346      103       163      612
     Interest                                -         -         -         -         -        -        -         -       86
                                     --------------------------------------------------------------------------------------
                                           229        67        18       148        51      346      103       163    1,913
                                     --------------------------------------------------------------------------------------
Total                                   23,629     3,572       965    17,848     1,870   61,156   22,175     4,056  232,220
Assets available for plan
     benefits (includes $1,707 for
     benefits payable to participants
     at December 31, 1997)              23,629     3,572       965    17,848     1,870   61,156   22,175     4,056  232,220
                                     ======================================================================================


See accompanying notes to financial statements.

                            SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
           Statement of Changes in Assets Available for Plan Benefits,
                            with Fund Information
                         Year Ended December 31, 1997
                               (In thousands)

                               ------------------------------------------Participant Directed-------------------------------------
                                                                      Stable  Spectrum   Equity  Equity  International  Small-Cap
                               Brink's    BAX  Minerals  Participant   Value    Income   Income   Index          Stock      Value
                                 Stock  Stock     Stock        Notes    Fund      Fund     Fund    Fund           Fund       Fund
----------------------------------------------------------------------------------------------------------------------------------
Additions to assets:
Income:
    Dividends                   $   15     18        25            -   3,092        29      356     284            158        133
    Interest                         -      -         -        1,136       -         -        -       -              -          -

Net appreciation
    (depreciation) in fair
    value of investments         2,009    497      (313)           -       -        14      312   2,774            (95)       207

Contributions:
    Participant                    326     95        63            -   4,239       124      614   1,498            603        308
    Employer                         -      -         -            -       -         -        -       -              -          -
    Rollovers                        8      7        11            -      30         6      129     111             48         65
----------------------------------------------------------------------------------------------------------------------------------
Total additions                  2,358    617      (214)       1,136   7,361       173    1,411   4,667            714        713
----------------------------------------------------------------------------------------------------------------------------------

Distributions to participants
     or beneficiaries             (508)  (175)      (44)      (1,107) (6,458)      (12)    (206)   (867)          (253)       (66)
Investment transfers              (611)  (227)      (36)        (339)    216       124    1,365   1,163             44        739
----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
     for year                    1,239    215      (294)        (310)  1,119       285    2,570   4,963            505      1,386
Assets:
    Beginning of year            4,455  1,657       605       13,976  51,210       266    1,448   8,457          2,405        792
----------------------------------------------------------------------------------------------------------------------------------
    End of year                 $5,694  1,872       311       13,666  52,329       551    4,018  13,420          2,910      2,178
==================================================================================================================================



                                 -----------------Participant Directed-------------------Non-Participant Directed-
                                                        Personal   Personal   Personal
                                New America       New   Strategy   Strategy   Strategy
                                     Growth  Horizons     Income   Balanced     Growth    Brink's     BAX   Minerals
                                       Fund      Fund       Fund       Fund       Fund      Stock   Stock      Stock     Total
------------------------------------------------------------------------------------------------------------------------------
Additions to assets:
Income:
    Dividends                         1,109        85         50        907         49        153     200        313    6,976
    Interest                              -         -          -          -          -          -       -          -    1,136

Net appreciation
    (depreciation) in fair
    value of investments              2,907       204         40      1,749        148     20,353   5,246     (3,922)  32,130

Contributions:
    Participant                       2,797       800        184      1,759        478          -       -          -   13,888
    Employer                              -         -          -          -          -      3,686   2,070        929    6,685
    Rollovers                            72        64         27         69         61          -       -          -      708
-----------------------------------------------------------------------------------------------------------------------------
Total additions                       6,885     1,153        301      4,484        736     24,192   7,516     (2,680)  61,523
-----------------------------------------------------------------------------------------------------------------------------
Distributions to participants
     or beneficiaries                (2,184)     (165)       (48)    (1,565)       (89)    (5,164) (2,007)      (581) (21,499)
Investment transfers                 (1,230)     (150)       269       (589)       694       (986)   (337)      (109)       -
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
     for year                         3,471       838        522      2,330      1,341     18,042   5,172     (3,370)  40,024
Assets:
    Beginning of year                20,158     2,734        443     15,518        529     43,114  17,003      7,426  192,196
-----------------------------------------------------------------------------------------------------------------------------
    End of year                      23,629     3,572        965     17,848      1,870     61,156  22,175      4,056  232,220
=============================================================================================================================

See accompanying notes to financial statements.

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
     Statement of Assets Available for Plan Benefits, with Fund Information
                                December 31, 1996
                                 (In thousands)

-----------------------------------------------------Participant Directed--------------------------------------------------------
                                                                            Stable Spectrum  Equity Equity International  Small-Cap
                                   Brink's     BAX  Minerals  Participant    Value   Income  Income  Index         Stock      Value
                                     Stock   Stock     Stock        Notes     Fund     Fund    Fund   Fund          Fund       Fund
------------------------------------------------------------------------------------------------------------------------------------
Assets
 Assets held by trustee:
     Investments:
       Common stocks               $ 4,438   1,653       602            -        -        -       -      -             -          -
       Mutual funds                      -       -         -            -   50,868      260   1,421  8,362         2,363        777
       Participant notes
       receivable                        -       -         -       13,976        -        -       -      -             -          -
------------------------------------------------------------------------------------------------------------------------------------
                                     4,438   1,653       602       13,976   50,868      260   1,421  8,362         2,363        777
Receivables:
     Participant contributions          17       4         3            -      342        6      27     95            42         15
     Employer contributions              -       -         -            -        -        -       -      -             -          -
------------------------------------------------------------------------------------------------------------------------------------
                                        17       4         3            -      342        6      27     95            42         15
------------------------------------------------------------------------------------------------------------------------------------
Total                                4,455   1,657       605       13,976   51,210      266   1,448  8,457         2,405        792

Assets available for plan
     benefits (includes $337
     for benefits payable
     to participants
     at December 31,                $4,455   1,657       605       13,976   51,210      266   1,448  8,457         2,405       792
     1996)
===================================================================================================================================

---------------------------------------------------Participant Directed---------------------------Non-Participant Directed
                                                               Personal   Personal  Personal
                                       New America        New  Strategy   Strategy  Strategy
                                            Growth   Horizons    Income   Balanced    Growth   Brink's       BAX  Minerals
                                              Fund       Fund      Fund       Fund      Fund     Stock     Stock     Stock     Total
------------------------------------------------------------------------------------------------------------------------------------
Assets
 Assets held by trustee:
     Investments:
       Common stocks                             -          -        -          -         -    42,827    16,933     7,275    73,728
       Mutual funds                         19,949      2,678      432     15,383       504         -         -         -   102,997
       Participant notes receivable              -          -        -          -         -         -         -         -    13,976
------------------------------------------------------------------------------------------------------------------------------------
                                            19,949      2,678      432     15,383       504    42,827    16,933     7,275   190,701
Receivables:
     Participant contributions                 209         56       11        135        25         -         -         -       987
     Employer contributions                      -          -        -          -         -       287        70       151       508
------------------------------------------------------------------------------------------------------------------------------------
                                               209         56       11        135        25       287        70       151     1,495
------------------------------------------------------------------------------------------------------------------------------------
Total                                       20,158      2,734      443     15,518       529    43,114    17,003     7,426   192,196
Assets available for plan
     benefits (includes $337 for
     benefits payable to participants
     at December 31,                        20,158      2,734      443     15,518       529    43,114    17,003     7,426   192,196
     1996)
===================================================================================================================================

See accompanying notes to financial statements.

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
            Statement of Changes in Assets Available for Plan Benefits,
                             with Fund Information
                          Year Ended December 31, 1996
                                 (In thousands)

----------------------------------------------------Participant Directed-----------------------------------------------------------
                                                                                                                     Trust
                                                                                        IDS New  Trust Equity   Collective
                          Services  Brink's    BAX  Minerals Participant IDS Mutual  Dimensions      Index II    Income II Templeton
                             Stock    Stock  Stock     Stock       Notes       Fund        Fund          Fund         Fund      Fund
-----------------------------------------------------------------------------------------------------------------------------------
Additions to assets:
Income:
    Dividends              $     -       18     20        25           -        137         14             -           -          -
    Interest                     -        -      -         -         857          -          -             -           -          -
Net appreciation
    (depreciation) in
    fair value
    of investments              44      785     66       648           -        224      1,044           414         641         64
Contributions:
    Participant                  -      111     30        21           -        355        605           247         899        167
    Employer                     -        -      -         -           -
    Rollovers                    -        -      -         -           -          -          -             -           -          -
-----------------------------------------------------------------------------------------------------------------------------------
Total additions                 44      914    116       694         857        716      1,663           661       1,540        231
-----------------------------------------------------------------------------------------------------------------------------------
Distributions to
     participants
     or beneficiaries            -     (353)  (120)      (75)          -       (293)      (290)          (97)       (966)       (27)
Investment transfers        (5,624)   3,894  1,661      (607)      2,208    (14,233)   (17,414)       (6,997)    (44,035)    (1,529)
-----------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)
     for year               (5,580)   4,455  1,657        12       3,065    (13,810)   (16,041)       (6,433)    (43,461)    (1,325)
Plan merger (note 1)                      -      -         -           -          -          -             -           -          -
Assets:
    Beginning of year        5,580        -      -       593      10,911     13,810     16,041         6,433      43,461      1,325
-----------------------------------------------------------------------------------------------------------------------------------
    End of year           $      -    4,455  1,657       605      13,976          -          -             -           -          -
===================================================================================================================================

----------------------------------------------Participant Directed-------------------------------------
                          Stable      Spectrum        Equity       Equity  International     Small-Cap
                           Value        Income        Income        Index          Stock         Value
                            Fund          Fund          Fund         Fund           Fund          Fund
-----------------------------------------------------------------------------------------------------
Additions to assets:
Income:
    Dividends              2,178            10            63          201            63            39
    Interest                   -             -             -            -             -             -
Net appreciation
    (depreciation) in
    fair value
    of investments             -             2            53          873           115            26
Contributions:
    Participant            3,961            41           200        1,061           461           100
    Employer                   -             -             -            -             -             -
    Rollovers                133            34            22           46            23             9
-----------------------------------------------------------------------------------------------------
Total additions            6,272            87           338        2,181           662           174
-----------------------------------------------------------------------------------------------------
Distributions to
     participants
     or beneficiaries    (3,499)          (10)          (42)        (328)          (60)           (2)
Investment transfers      39,296           189         1,152        6,604         1,803           620
-----------------------------------------------------------------------------------------------------
Net increase (decrease)
     for year             42,069           266         1,448        8,457         2,405           792
Plan merger (note 1)       9,141             -             -            -             -             -
Assets:
    Beginning of year          -             -             -            -             -             -
-----------------------------------------------------------------------------------------------------
    End of year           51,210           266         1,448        8,457         2,405           792
=====================================================================================================

---------------------------------------------Participant Directed-------------------------------Non-Participant Directed
                                                      Personal   Personal   Personal
                              New America        New  Strategy   Strategy   Strategy
                                   Growth   Horizons    Income   Balanced     Growth  Services  Brink's     BAX  Minerals
                                     Fund       Fund      Fund       Fund       Fund     Stock    Stock   Stock     Stock     Total
------------------------------------------------------------------------------------------------------------------------------------
Additions to assets:
Income:
    Dividends                       1,669        243        40        695         38         -      157     196       285     6,091
    Interest                            -          -         -          -          -         -        -       -         -       857
Net appreciation
    (depreciation) in
    fair value
    of investments                  (178)      (173)       (1)        770        (1)       395    7,425     921        72    14,229
Contributions:
    Participant                     2,326        418        81      1,576        183         -        -       -         -    12,843
    Employer                            -          -         -          -          -         -    3,471   2,011     1,062     6,544
    Rollovers                          58         50        44        111         13         -        -       -         -       543
------------------------------------------------------------------------------------------------------------------------------------
Total additions                     3,875        538       164      3,152        233       395   11,053   3,128     1,419    41,107
------------------------------------------------------------------------------------------------------------------------------------
Distributions to
     participants
     or beneficiaries               (779)       (91)         -      (675)          -         -  (3,441) (1,044)     (407)  (12,599)
Investment transfers               17,062      2,287       279     13,041        296  (50,925)   35,502  14,919       551         -
------------------------------------------------------------------------------------------------------------------------------------
Net increase
    (decrease)
     for year                      20,158      2,734       443     15,518        529  (50,530)   43,114  17,003     1,563    28,508
Plan merger (note 1)                    -          -         -          -          -         -        -       -         -     9,141
Assets:
    Beginning of year                   -          -         -          -          -    50,530        -       -     5,863   154,547
------------------------------------------------------------------------------------------------------------------------------------
    End of year                   $20,158      2,734       443     15,518        529         -   43,114  17,003     7,426   192,196
====================================================================================================================================

See accompanying notes to financial statements.

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

                           December 31, 1997 and 1996

(1)   Plan Information and Summary of Significant Accounting Policies

      Description of Plan

      The Savings-Investment Plan of The Pittston Company and its Subsidiaries (the "Plan") is a voluntary defined contribution plan sponsored by The Pittston Company and participating subsidiaries (the "Company"). Employees of the Company who are not members of a collective bargaining unit (unless the agreement provides specifically for participation) are eligible to participate after six months of full time service in which they have at least 1,000 hours of service or at least 1,000 hours of service in any twelve month period.

      A participant may withdraw the following at anytime without being suspended from the Plan:

      (a) All or a portion of Company matching contributions made prior to January 1, 1985;

      (b) all or a portion of after-tax contributions made prior to January 1, 1987; or

      (c)   any rollover contributions.

      Any withdrawals of vested Company matching contributions made after January 1, 1985 require the employer to suspend making matching contributions on behalf of the participant for a period of six months.

      Because of the Plan's special income tax advantages, the Internal Revenue Service ("IRS") generally requires that pretax savings remain in the Plan while the participant is actively employed. However, there are currently two exceptions to this rule:

      (a) If the participant is age 59 1/2 or older, he or she may withdraw all or a portion of his or her pretax contributions, or

      (b) If the participant has a "financial hardship" (as that term is defined by IRS guidelines) it is possible to withdraw all or a portion of his or her pretax contributions in the Plan up to the amount needed to satisfy the hardship, regardless of age.

      The first exception results in a suspension of Company matching contributions for a period of six months. A hardship withdrawal results in a suspension of employee pretax contributions for twelve months.

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

      Basis of Presentation

      The accompanying financial statements have been prepared on the accrual basis of accounting and present assets available for plan benefits and changes in those assets at fair values. The fair value of Company stocks and mutual fund investments was determined by using quoted market prices. Participant notes receivable are valued at cost which approximates fair value. The cost of securities sold is determined principally on the basis of specific identification. Purchases and sales of securities are recorded on a trade-date basis. Certain prior year amounts have been reclassified to conform to the current year's financial statement presentation.

      Trust Fund Management

      During the first three months of 1996, trustee and recordkeeping services, as well as investment manager responsibilities, were provided through IDS Trust Company. Effective April 1, 1996, all trustee, record keeping and investment manager responsibilities were transferred to T. Rowe Price & Company (the "Trustee").

      Under the Trust Agreement between the Company and the Trustee, the Trustee is responsible for the safekeeping of assets in the Trust Fund and the maintenance of records relating to receipts and disbursements from the Trust Fund. The Trustee invests funds and makes payments from the Trust Fund as directed by participants and the Company.

      Vesting Policy

      The individual is 100% vested in the market value of his or her pretax contributions and vesting in the Company matching contributions is based on years of service as follows:

                        Less than 3 years                   None
                        3 but less than 4 years             50%
                        4 but less than 5 years             75%
                        5 or more years                     100%

      If a participant ends his or her employment with the Company and is subsequently rehired, his or her prior service with the Company is counted for vesting purposes. Once a participant reaches normal retirement age, he or she is 100% vested in Company matching contributions regardless of years of service.

      Forfeitures, the nonvested portion of a participant's account upon withdrawal from the Plan, are used to offset future contributions of the Company to the Plan. Participants should refer to the Plan document for more complete information.

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

      Plan Merger

      Effective April 1, 1996, the Production Incentive Plan of Paramont Coal Corporation, a non-contributory defined contribution plan covering substantially all salaried and hourly employees of Paramont Coal Corporation, a wholly-owned indirect subsidiary of The Pittston Company, was merged with the Plan. As a result, net assets of approximately $9,141,000 were transferred into the Plan.

      Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act. In the event of Plan termination, participants will become 100 percent vested in their accounts.

      Use of Estimates

      In accordance with generally accepted accounting principles, management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements. Actual results could differ from those estimates.

(2)   Participant Notes Receivable

      Participants can borrow up to the lesser of $50,000 or 50% of their aggregate vested account balance in the Plan, including rollovers, subject to certain maximum limits designated by the IRS. Each note is secured by a pledge of the participant account balance in the Plan to the extent of the unpaid balance. The interest rate charged is generally equal to the prime interest rate plus 1%. Repayments are made through level monthly payroll deductions and cannot exceed 4 1/2 years for general purpose loans and 15 years for principal residence loans.

(3)   Contributions

      Each participant could designate a basic contribution of up to the lesser of $9,500 or 15% of pretax earnings during 1997 and 1996, subject to limitations under IRS non-discrimination tests. For purposes of determining Plan contributions, earnings are defined as regular pay including commissions and bonuses, but excluding overtime, premium pay and allowances. Employee contributions may be divided among investment funds, in multiples of 1%, based upon the participant's election. Participants have the option to change their contribution percentages on a monthly basis.

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

      Effective April 1, 1996, T. Rowe Price & Company assumed trustee, recordkeeping and investment management services of the Plan. In conjunction with the transfer of these functions, participant contributions maintained by the prior trustee were transferred to the following funds:

                   T. Rowe Price Stable Value Fund - consisting primarily of
            guaranteed investment contracts, bank investment contracts and synthetic investment contracts.

                   T. Rowe Price Spectrum Income Fund - consisting primarily of a diversified group of T. Rowe Price mutual funds which invest principally in fixed-income securities.

                   T. Rowe Price Equity Income Fund - consisting primarily of investments in dividend paying common stocks, and fixed income and convertible securities.

                   T. Rowe Price Equity Index Fund - consisting of investments in some or all of the stocks in the Standard & Poor's 500 Index.

                   T. Rowe Price International Stock Fund - consisting primarily of investments in established non-U.S. equities.

                   T. Rowe Price Small-Cap Value Fund - consisting primarily of investments in common stocks of companies with market capitalizations which are generally $500 million or less.

                   T. Rowe Price New America Growth Fund - consisting primarily of investments in common stock of U.S. companies which operate in the service sector of the economy and which generally have lower fixed costs, are less capital intensive and maintain smaller inventories.

                   T. Rowe Price New Horizons Fund - consisting primarily of
            investments in common stocks of small, emerging growth companies in a broad range of industries.

                   T. Rowe Price Personal Strategy Income Fund - consisting of investments with a primary emphasis on income and a secondary emphasis on capital appreciation and typically consists of approximately 40% in stocks, 40% in bonds and 20% in money market securities.

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

                   T. Rowe Price Personal Strategy Balanced Fund - consisting of investments with an emphasis on both capital appreciation and income and typically consists of approximately 60% in stocks, 30% in bonds and 10% in money market securities.

                   T. Rowe Price Personal Strategy Growth Fund - consisting of investments with a primary emphasis on capital appreciation and typically consists of approximately 80% in stocks and 20% in bonds and money market securities.

      Additionally, on April 1, 1996, the Plan was amended to permit participants to invest their own contributions in the Company's three classes of Common Stock.

      From time to time, some of the available monies in each of the funds is invested in short-term investments to increase liquidity for making loans and distributing funds to participants.

      During the first three months of 1996, participant contributions to the Plan could be invested in the following funds until participant contributions were transferred to T. Rowe Price:

            IDS Mutual Fund - consisted primarily of securities of medium to large, well established companies that offer long term capital appreciation and reasonable income from dividends and interest.

            IDS New Dimensions Fund - consisted primarily of common equity in companies focused on long-term capital appreciation.

            American Express Trust Equity Index II Fund - consisted primarily of some or all of the stocks in the Standard & Poor's 500 Index.

            American Express Trust Collective Income II Fund - consisted primarily of investments in guaranteed investment contracts, bank investment contracts and structured investment contracts.

            Templeton Foreign Fund - consisted of investments in equity securities of companies and fixed income instruments of governments outside the United States.

      Participant contributions up to 5% were matched by the Company at rates ranging from 50% to 100% in 1997 and 1996. Participants who were employees of the following wholly-owned subsidiaries of the Company were matched at the following rates in 1997 and 1996:

            Brinks, Inc.                                    100%
            Pittston Minerals Ventures                      100%
            BAX Global Inc.                                 75%
            Brink's Home Security                           75%
            Pittston Coal Company                           50%

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements


      Employees of Pittston Administrative Services and the corporate office were matched at a rate of 100% in 1997 and 1996. The Company may adjust the rate at which contributions are matched.

      During 1995, all Company contributions were invested in the Company Stock Fund and were used to purchase Pittston Services Group Common Stock ("Services Stock") and Pittston Minerals Group Common Stock ("Minerals Stock"). Additionally, Company matching contributions were used to purchase Services Stock or Minerals Stock depending on whether a participant was employed by one of the companies in the Services Group or Minerals Group, respectively. On January 18, 1996, the shareholders of the Company approved the Brink's Stock Proposal, resulting in the modification, effective as of January 19, 1996, of the capital structure of the Company to include an additional class of common stock. The outstanding shares of Services Stock were redesignated as Pittston Brink's Group Common Stock ("Brink's Stock") on a share-for-share basis, and a new class of common stock, designated as Pittston Burlington Group Common Stock ("Burlington Stock"), was distributed on the basis of one-half share of Burlington Stock for each share of Services Stock held by shareholders of record on January 19, 1996. Accordingly, on the effective date, 1,755,550 shares of Services Stock were converted to 1,755,550 shares of Brink's Stock and 877,775 shares of Burlington Stock. All participant portions of Company matching contributions held in Services Stock prior to the redesignation were replaced with shares of Brink's Stock and Burlington Stock. During 1996 and 1997, Company matching contributions were used to purchase Brink's Stock, Burlington Stock or Minerals Stock depending on whether a participant was employed by one of the companies in the Brink's Group, Burlington Group or Minerals Group, respectively. Company matching contributions for those participants not employed by a specific subsidiary of the Company were allocated between Brink's Stock, Burlington Stock and Minerals Stock based upon the proportion that the total fair value of each stock at the previous year end bears to the total combined fair value of the stocks.

      Effective May 4, 1998, the designation of Pittston Burlington Group Common Stock and the name of the Pittston Burlington Group were changed to Pittston BAX Group Common Stock ("BAX Stock") and Pittston BAX Group, respectively. All rights and privileges of the holders of such stock are otherwise unaffected by such changes.

(4)   Distributions

      Upon leaving the Company for any reason and after a formal disbursement request is made by the participant, the full fair value of the employee's contributions and related investment income and all vested Company matching contributions and related investment income will be distributed in cash except payouts from the Company stock funds which will be made in shares of the Company's stock unless cash payment is specifically requested. The value of any fractional shares is distributed in cash. Additionally, if a participant's employment with

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

      the Company terminates and he or she has a vested account balance of more than $3,500, he or she may (1) elect to leave all of his or her contributions and related investment income and the vested portion of Company contributions and related investment income in the Plan for an unlimited period of time, or (2) make an irrevocable election to receive the payout in installments for a period of up to five years. Participants who retire on their normal retirement date may elect to defer distribution until age 70.

(5)   Administration

      Substantially all costs incurred in the administration of the Plan are paid by the Company. The balance of such costs, if any, is paid by the Plan.

(6)   Federal Income Taxes

      The Plan obtained its latest determination letter on March 24, 1998, in which the IRS stated that the Plan, as designed, was in compliance with
      Section 401(a) of the Internal Revenue Code and accordingly, the Plan is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan Administrator believes that the Plan operated in compliance with the plan document and current law during the plan years covered by the audit.

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

(7)   Investments

      Investments at December 31, 1997 and 1996 consisted of:

                                                      1997           1996
                                                   --------------------------
                                                        (In thousands)
      Investments at fair value as determined
        by quoted market prices:
         Mutual funds                              $ 122,117          102,997
         Common stocks                                94,603           73,728
                                                   --------------------------
                                                     216,720          176,725

      Investments at estimated fair value -
         Participant notes receivable                 13,580           13,976
                                                   --------------------------
                                                   $ 230,300          190,701
                                                   ==========================


      During 1997 and 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated in value as follows:

                                                   Year Ended December 31,
                                                      1997           1996
                                                   -----------------------
                                                        (In thousands)
      Investments at fair value as determined
        by quoted market prices:
         Mutual funds                              $   8,260         3,873
         Common stocks                                23,870        10,356
                                                   -----------------------
                                                   $  32,130        14,229
                                                   =======================

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

      Investments at fair value which represent 5% or more of the assets of the Plan are as follows:

                                                              December 31
                                                        -----------------------
      Investment                                          1997           1996
      ----------                                        -----------------------
                                                             (In thousands)
      Pittston Brink's Group Common Stock               $66,472         47,265
      Pittston BAX Group Common Stock                    23,938         18,586
      T. Rowe Price Stable Value Fund                    51,971         50,868
      T. Rowe Price Equity Index Fund                    13,276             --
      T. Rowe Price New America Growth Fund              23,400         19,949
      T. Rowe Price Personal Strategy Balanced Fund      17,700         15,383
      Participant notes receivable                       13,580         13,976

(8)   Reconciliation to Form 5500

      The Form 5500 for the years ended December 31, 1997 and 1996 for the Plan includes a liability for benefits payable in the statements of assets available for plan benefits. The accompanying financial statements disclose this liability parenthetically on the statements of assets available for plan benefits. The following reconciles assets available for plan benefits and benefits paid to participants from the Form 5500 to the Plan financial statements:

                                                          1997           1996
                                                        -----------------------
                                                             (In thousands)
      Assets available for plan
        benefits per the Form 5500                      $230,513       191,859
      Benefits payable to participants at end of year      1,707           337
                                                        ----------------------
      Assets available for plan benefits
        per the Statement of Assets
        Available for Plan Benefits                     $232,220       192,196
                                                        ======================

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES

                          Notes to Financial Statements

                                                          1997           1996
                                                        -----------------------
                                                              (In thousands)
      Benefits paid to participants per the
        Form 5500                                        $22,869        12,549
      Benefits payable to participants at
        beginning of year                                    337           387
      Benefits payable to participants at
        end of year                                       (1,707)         (337)
                                                         ---------------------
      Benefits paid to participants per the
        Statement of Changes in Assets
        Available for Plan Benefits                      $21,499        12,599
                                                         =====================

                                                                      Schedule 1

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                               Schedule G - Part I
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997
                      (In thousands, except share amounts)

                                               Description of Investment
                                                Including Maturity Date,
Identity of Issue, Borrower,                  Rate of Interest, Collateral,                             Fair
   Lessor or Similar Party                        Par or Maturity Value               Cost              Value
---------------------------------------------------------------------------------------------------------------
The Pittston Company                         1,651,477 shares Pittston
                                             Brink's Group Common Stock;
                                             $1 par value                           $ 27,749            66,472

The Pittston Company                         911,938 shares Pittston
                                             BAX Group Common Stock;
                                             $1 par value                             12,367            23,938

The Pittston Company                         559,137 shares Pittston
                                             Minerals Group Common Stock;
                                             $1 par value                              7,401             4,193

T. Rowe Price                                51,970,842 shares in the Stable
                                             Value Fund                               51,971            51,971

T. Rowe Price                                46,102 shares in the Spectrum
                                             Income Fund                                 523               538

T. Rowe Price                                151,698 shares in the Equity
                                             Income Fund                               3,649             3,955

T. Rowe Price                                503,276 shares in the Equity
                                             Index Fund                               10,200            13,276

T. Rowe Price                                213,335 shares in the International
                                             Stock Fund                                2,903             2,863

T. Rowe Price                                91,598 shares in the Small-Cap
                                             Value Fund                                1,933             2,143
                                                                                                      (Continued)

                                                                      Schedule 1

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                               Schedule G - Part I
           Item 27a - Schedule of Assets Held for Investment Purposes
                                December 31, 1997
                      (In thousands, except share amounts)

                                                Description of Investment
                                                Including Maturity Date,
Identity of Issue, Borrower,                  Rate of Interest, Collateral,                            Fair
   Lessor or Similar Party                        Par or Maturity Value               Cost             Value
--------------------------------------------------------------------------------------------------------------
T. Rowe Price                               529,531 shares in the New
                                            America Growth Fund                      20,957            23,400


T. Rowe Price                               150,430 shares in the New
                                            Horizons Fund                             3,424             3,505

T. Rowe Price                               76,030 shares in the Personal
                                            Strategy Income Fund                        918              947

T. Rowe Price                               1,194,345 shares in the Personal
                                            Strategy Balanced Fund                   15,543           17,700

T. Rowe Price                               110,119 shares in the Personal
                                            Strategy Growth Fund                      1,690            1,819

Participant notes receivable                Participant notes
                                            receivable at interest rates ranging
                                            from 6.8% to 11.0%; repayment not to
                                            exceed 4 1/2 years for general
                                            purpose and 15 years
                                            for principal residence                       0           13,580
--------------------------------------------------------------------------------------------------------------
                                                                                   $161,228          230,300
==============================================================================================================

The cost of participant loans is $0 as indicated in the instructions to Form 5500-27a.

                                                                      Schedule 2

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                               Schedule G - Part V
                 Item 27d - Schedule of Reportable Transactions
                      for the Year Ended December 31, 1997

                                Date         Shares/       Unit           Expense       Principal          Cost        Realized
      Account                Bought/Sold    Par Value      Price          Incurred         Cash         Adjustment     Gain/Loss
      -------                -----------    ---------      -----          --------       ---------      ----------     ---------



                                        BEGINNING MARKET VALUE       192,196,000
                                        COMPARATIVE VALUE (5%)         9,609,800

                                   Category 1 - Single Transaction Exceeds 5% of Value

                                    *** No Transactions Qualified For This Section ***

                                                                    (Continued)

                                                                      Schedule 2

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                               Schedule G - Part V
                 Item 27d - Schedule of Reportable Transactions
                      for the Year Ended December 31, 1997

                                         Date         Shares/       Unit       Expense     Principal          Cost         Realized
               Account                Bought/Sold    Par Value      Price      Incurred       Cash         Adjustment     Gain/Loss
               -------                -----------    ---------      -----      --------     ---------      ----------     ---------
                                   Category 2 - Series of Transactions with Same Person Exceeds 5% of Value
Participant Promissory Notes - Principle Repayments
  236 Transactions                    01/01/97-
                                      12/31/97       4,990,603      1.00           0        4,990,603      4,990,603          0


Participant Promissory Notes - Loan Withdrawals
  200 Transactions                    01/01/97-
                                      12/31/97       6,759,271      1.00           0       (6,759,271)    (6,759,271)         0
                                                                                -----------------------------------------------
                                                    Grand Total                    0       11,749,874     11,749,874          0


                                                                    (Continued)

                                                                      Schedule 2

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                               Schedule G - Part V
                 Item 27d - Schedule of Reportable Transactions
                      for the Year Ended December 31, 1997

                                          Date         Shares/       Unit   Expense   Principal         Cost          Realized
               Account                 Bought/Sold    Par Value      Price  Incurred    Cash         Adjustment       Gain/Loss
               -------                 -----------    ---------      -----  --------  ---------      ----------       ---------
                               Category 3 - Series of Transactions in Same Security Exceeds 5% of Value
WF - T. Rowe Price Stable Value Fund
 Purchases - 86 Transactions             01/01/97-
                                         12/31/97    10,553,135.190    1.00    0     10,553,135     10,553,135              0

 Sales - 184 Transactions                01/01/97-
                                         12/31/97    (9,449,848.410)   1.00    0     (9,449,848)    (9,449,848)             0
                                                                             ------------------------------------------------
                                         Sub-Total                             0     20,002,983     20,002,983              0

PT - Pittston Brink's Common Stock
 Purchases - 18 Transactions             01/01/97-
                                         12/31/97       147,129.028   27.80    0     4,090,222      4,090,141              81

 Sales - 225 Transactions                01/01/97-
                                         12/31/97      (246,335.429)  14.86    0     (3,659,816)    (7,249,184)     3,589,368
                                                                             ------------------------------------------------
                                         Sub-Total                             0      7,750,038     11,339,325      3,589,449

                                         Grand Total                           0     27,753,021     31,342,308      3,589,449


                                                                    (Continued)

                                                                      Schedule 2

                             SAVINGS-INVESTMENT PLAN
                  OF THE PITTSTON COMPANY AND ITS SUBSIDIARIES
                               Schedule G - Part V
                 Item 27d - Schedule of Reportable Transactions
                      for the Year Ended December 31, 1997

                                         Date         Shares/     Unit   Expense     Principal       Cost       Realized
               Account                Bought/Sold    Par Value    Price  Incurred      Cash       Adjustment    Gain/Loss
               -------                -----------    ---------    -----  --------    ---------    ----------    ---------
                                    Category 4 - Single Transaction with One Person Exceeds 5% of Value

                                          *** No Transactions Qualified for this Section ***

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                           Savings-Investment Plan
                                           Of The Pittston Company
                                            and its Subsidiaries
                                      --------------------------------
                                                (Name of Plan)

                                            /s/ Frank T. Lennon
                                       -------------------------------
                                              (Frank T. Lennon
                                       Vice President-Human Resources
                                             And Administration)

Date: June 25, 1998